September 26, 2005


United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Lisa Haynes

Re:   PennFed Financial Services, Inc.
      Item 4.02 Form 8-K
      Filed September 7, 2005
      File No. 000-24040

Dear Ms. Haynes,

As requested in the September 23, 2005 letter from Amit Pande, we will include disclosure in Item 4 of our September 30, 2005 Form 10-Q about the restatement of our September 30, 2004 Statement of Cash Flows. In addition, we will address the effect of the restatement as it pertains our disclosure controls and their effectiveness.

Please do not hesitate to contact me if you need any further information.


Sincerely,

/s/ Claire M. Chadwick

Claire M. Chadwick
Executive Vice President and
Chief Financial Officer